UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

BlockFi Inc.

(Name of Applicant)

201 Montgomery Street, Suite 263

Jersey City, New Jersey 07302

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
BlockFi Interest Accounts	Unlimited

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Jonathan Mayers

201 Montgomery Street, Suite 263

Jersey City, New Jersey 07302

(646) 779-9688

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert E. Buckholz

C. Andrew Gerlach

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1.	General Information

(a)	BlockFi Inc. (the “Company”) is a corporation.

(b)	The Company was incorporated under the laws of the State of Delaware.

2.	Securities Act Exemption Available

The Company provides an interest-bearing account called the BlockFi Interest Account (“Account”), which allows holders to earn interest on supported digital assets. The Accounts are governed by the Indenture (as defined below) to be qualified under this Application for Qualification on Form T-3.

To the extent a change in the interest rates payable on the Accounts is deemed to constitute an offer to exchange securities under the Securities Act of 1933, as amended (the “Securities Act”), the transaction is exempt from registration pursuant to Section 3(a)(9) of the Securities Act. No sales of securities of the same class as the Accounts will be made by the Company or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction for which the exemption is claimed, except for customary fees and expenses paid to the Trustee under the Indenture to be qualified. No holder of the Accounts has made or will be requested to make any cash payment to the Company in connection with the transaction for which the exemption is claimed. Pursuant to the Indenture, the Company will not offer Accounts to new customers in the United States or accept further investments or funds in the Accounts by current holders in the United States.

AFFILIATIONS

3.	Affiliates

Certain directors and executive officers of the Company may also be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.” The following is a list of all other affiliates of the Company as of May 26, 2022, each of which are wholly owned by the identified parent entity, except where otherwise noted:

Name of Affiliate	Jurisdiction of Organization	Parent Entity
BlockFi Asia PTE. Ltd.	Singapore	BlockFi Holding UK Limited
BlockFi Cayman LLC	Cayman Islands	BlockFi Lending LLC
BlockFi Holding UK Limited	England and Wales	BlockFi Inc.
BlockFi International Ltd.	Bermuda	BlockFi Inc.
BlockFi Lending LLC	Delaware	BlockFi Inc.
BlockFi Lending II LLC	Delaware	BlockFi Lending LLC
BlockFi Investment Products LLC	Delaware	BlockFi Inc.
BlockFi Services, Inc.	Delaware	BlockFi Inc.
BlockFi Trading LLC	Delaware	BlockFi Inc.
BlockFi UK Limited	England and Wales	BlockFi Holding UK Limited
BlockFi Ventures LLC	Delaware	BlockFi Inc.
BlockFi Wallet LLC	Delaware	BlockFi Inc.
BV Power Alpha LLC	Delaware	BlockFi Inc.(1)

(1)	BlockFi Inc. owns 50% of the voting securities of BV Power Alpha LLC.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table lists the names of all directors and executive officers of the Company as of May 26, 2022. The mailing address for each executive officer and director listed below is 201 Montgomery Street, Suite 263, Jersey City, New Jersey 07302.

Name	Office
Executive Officers
Zachary L. Prince	Director, Chief Executive Officer and President
Florencia M. Marquez	Director and Senior Vice President of Operations
Tony Lauro II	Chief Financial Officer and Treasurer
Jonathan M. Mayers	General Counsel and Secretary

Non-Employee Directors
Stefan Cohen	Director
Ellen-Blair Chube	Director
James Fitzgerald	Director
Jennifer M. Hill	Director

5.	Principal Owners of Voting Securities

The following table provides information as to each person who owns more than 10% of the Company’s outstanding voting securities as of April 30, 2022. The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security.

	Common Stock		Preferred Stock(3)		% of Total Voting Power
	Shares	% of Common Stock	Shares	% of Preferred Stock
Entities affiliated with Valar Ventures (1)	—	—	19,268,652	42.0%	36.8%
Entities affiliated with Morgan Creek (2)	—	—	5,294,782	11.7%	10.2%

(1)

Consists of (i) 5,539,024 shares of Series A-3 Preferred Stock held of record by Valar Fund V LP, (ii) 755,322 shares of Series A-3 Preferred Stock held of record by Valar Principals Fund V LP, (iii) 4,330,891 shares of Series B Preferred Stock held of record by Valar Fund V LP, (iv) 590,577 shares of Series B Preferred Stock held of record by Valar Principals Fund V LP, (v) 3,852,921 shares of Series C Preferred Stock held of record by Valar Velocity Fund 2 LP, (vi) 1,276,878 shares of Series D Preferred Stock held of record by Valar Fund VII LP, (vii) 1,338,168 shares of Series D Preferred Stock held of record by Valar Co-Invest 10 LP, (viii) 332,302 shares of Series E Preferred Stock held of record by Valar Co-Invest 11 LP, (ix) 64,163 shares of Series E Preferred Stock held of record by Valar Co-Invest 12 LP, (x) 660,116 shares of Series E-1 Preferred Stock held of record by Valar Fund VII LP, (xi) 166,151 shares of Series E Preferred Stock issuable upon exercise of warrants exercisable at $75.7442 per share held of record by Valar Co-Invest 11 LP, (xii) 32,081 shares of Series E Preferred Stock issuable upon exercise of warrants exercisable at $75.7442 per share held of record by Valar Co-Invest 12 LP and (xiii) 330,058 shares of Series E-1 Preferred Stock issuable upon exercise of warrants exercisable at $75.7442 per share held of record by Valar Fund VII LP. Valar Co-Invest 10 GP LLC is the general partner of Valar Co-Invest 10 LP and may be deemed to have voting and dispositive power over the shares held by such fund. Valar Co-Invest 11 GP LLC is the general partner of Valar Co-Invest 11 LP and may be deemed to have voting and dispositive power over the shares held by such fund. Valar Co-Invest 12 GP LLC is the general partner of Valar Co-Invest 12 LP and may be deemed to have voting and dispositive power over the shares held by such fund. Valar GP V LLC is the general partner of Valar Fund V LP and may be deemed to have voting and dispositive power over the shares held by such fund. Valar GP VII LLC is the general partner of Valar Fund VII LP and may be deemed to have voting and dispositive power over the shares held by such fund. Valar GP V LLC is the general partner of Valar Principals Fund V LP and may be deemed to have voting and dispositive power over the shares held by such fund. Valar Velocity GP 2 LLC (together with Valar Co-Invest 10 GP LLC, Valar Co-Invest 11 GP LLC, Valar Co-Invest 12 GP LLC, Valar GP V LLC, and Valar GP VII LLC, the “Valar GPs”) is the general partner of Valar Velocity Fund 2 LP (together with Valar Co-Invest 10 LP, Valar Co-Invest 11 LP, Valar Co-Invest 12 LP, Valar Fund V LP, Valar Fund VII LP, and Valar Principals Fund V LP, the “Valar Funds”) and may be deemed to have voting and dispositive power over the shares held by such fund. James Fitzgerald and Andrew McCormack are the sole Managing Members of the Valar GPs and share voting and dispositive power with regard to the shares held by the Valar Funds. The address of the entities affiliated with Valar Ventures is 915 Broadway, New York, NY 10010.

(2)

Consists of (i) 244,479 shares of Series A-1 Preferred Stock held of record by Morgan Creek Blockchain Opportunities Fund, LP, (ii) 143,054 shares of Series A-3 Preferred Stock held of record by Morgan Creek Blockchain Opportunities Fund, LP, (iii) 923,600 shares of Series B Preferred Stock held of record by Morgan Creek Blockchain Opportunities Fund, LP, (iv) 1,715,257 shares of Series B Preferred Stock held of record by Morgan Creek Blockchain Opportunities Fund II, LP, (v) 1,324,391 shares of Series C Preferred Stock held of record by Morgan Creek Blockchain Opportunities Fund II, LP, (vi) 340,483 shares of Series D Preferred Stock held of record by Morgan Creek Private Opportunities Fund, LLC Series H—BlockFi, (vii) 289,425 shares of Series D Preferred Stock held of record by Morgan Creek Blockchain Opportunities Fund II, LP, (viii) 17,042 shares of Series D Preferred Stock held of record by Morgan Creek Consumer Opportunities Fund, LP, (ix) 125,422 shares of Series E Preferred Stock held of record by Morgan Creek Digital Fund III, LP, (x) 72,612 shares of Series E Preferred Stock held of record by Morgan Creek Private Opportunities, LLC Series K—BlockFi, (xi) 62,711 shares of Series E Preferred Stock issuable upon exercise of warrants exercisable at $75.7442 per share held of record by Morgan Creek Digital Fund III, LP and (xii) 36,306 shares of Series E Preferred Stock issuable upon exercise of warrants exercisable at $75.7442 per share held of record by Morgan Creek Private Opportunities, LLC Series K—BlockFi. Morgan Creek Digital Assets, LLC is the General Partner of Morgan Creek Blockchain Opportunities Fund, LP and Morgan Creek Blockchain Opportunities Fund II, LP. Morgan Creek Capital Partners, LLC is the Managing Member of Morgan Creek Private Opportunities Fund, LLC Series H—BlockFi and Morgan Creek Private Opportunities, LLC Series K—BlockFi and Morgan Creek Capital Partners, LLC is the General Partner of Morgan Creek Consumer Opportunities Fund, LP. Morgan Creek Digital, LLC is the General Partner of Morgan Creek Digital Fund III, LP. Mark W. Yusko is the Managing Member of Morgan Creek Digital Assets, LLC, Morgan Creek Capital Partners, LLC and Morgan Creek Digital, LLC and may be deemed to have voting and dispositive power with respect to such shares held by entities affiliated with Morgan Creek. The address of the entities affiliated with Morgan Creek is 301 W. Barbee Chapel Road, Suite 200, Chapel Hill, NC 27517.

(3)

Each share of Preferred Stock is convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into a number of shares of Common Stock determined in accordance with our amended and restated certificate of incorporation.

UNDERWRITERS

6.	Underwriters

(a)	The Company has not sold any securities through an underwriter in the preceding three years.

(b)	There are no underwriters for the Accounts proposed to be offered.

CAPITAL SECURITIES

7.	Capitalization

(a)

The authorized and outstanding securities of the Company, including the Accounts to the extent the Accounts are deemed to constitute securities under the Securities Act, as of April 30, 2022 were as follows:

(in 000s) Title of Class	Amount Authorized	Amount Outstanding(1)
Common Stock	69,284	6,468
Series Seed Preferred Stock	2,860	2,834
Series Seed-2 Preferred Stock	1,168	1,168
Series A-1 Preferred Stock	3,110	3,110
Series A-2 Preferred Stock	127	127
Series A-3 Preferred Stock	7,753	7,753
Series B Preferred Stock	9,837	9,837
Series C Preferred Stock	7,642	7,642
Series D Preferred Stock	9,739	9,739
Series E Preferred Stock	9,902	2,442
Series E-1 Preferred Stock	990	660
BlockFi Interest Accounts	Unlimited	$4,731,816,251

(1)

Amount outstanding figures are not inclusive of warrants to purchase shares of Preferred Stock and other convertible instruments the Company has issued. The Company has issued convertible instruments under the following terms: (i) warrants that, in the aggregate, are exercisable into 1,221,089 shares of Series E Preferred Stock at $75.7442 per share, (ii) a warrant exercisable into 330,058 shares of Series E-1 Preferred Stock at $75.7442 per share and (iii) a warrant and a Simple Agreement for Future Equity exercisable into a to be determined number of shares of Preferred Stock that may be issued in connection with an equity financing.

(b)

The holders of shares of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings). On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of preferred stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s Eighth Amended and Restated Certificate of Incorporation, holders of shares of preferred stock vote together with the holders of shares of common stock as a single class and on an as-converted to common stock basis. The holders of Series E-1 Preferred Stock have no voting rights with respect to the election of the members of the Board of Directors of the Company, and the shares of Series E-1 Preferred Stock shall not be included in determining the number of shares voting or entitled to vote on such matter. The Accounts do not represent a voting interest in the Company.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The Accounts will be issued under the Indenture (the “Indenture”) dated as of April 14, 2022, as supplemented, between the Company and Ankura Trust Company, LLC, as trustee (the “Trustee”). The following analysis is not a complete description of the provisions of the Indenture and is qualified in its entirety by reference to terms of the Indenture, which is attached as Exhibit T3C hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice

The following events are defined as “events of default” with respect to Accounts: (a) failure to (i) pay interest, if any, when due, or (ii) redeem all or a portion of an Account upon request (but subject to the satisfaction of certain information requests, redemption limits and delivery periods), and in either case, such failure occurs with respect to holders of more than 5% in principal amount of all Accounts then outstanding. and continues for a period of five business days beginning after the payment is due or (b) bankruptcy or insolvency events relating to the Company.

Upon the occurrence of an event of default that is continuing with respect to certain bankruptcy or insolvency events relating to the Company, the principal of and accrued and unpaid interest on all Accounts will become immediately due and payable. In the case of any other event of default that is continuing, the Trustee may in its discretion, and will, subject to its rights and protections in the Indenture, upon receipt of a written request of holders of not less than 25% in principal amount of all Accounts then outstanding, declare the principal of and accrued and unpaid interest on all Accounts immediately due and payable, by notice to the Company.

The Trustee is under no obligation to exercise any of the rights or powers vested under the Indenture at the request or direction of any Account holders, unless, among other things, such holders offer to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

Following the occurrence of a default under the Indenture, the Trustee will provide to holders notice of all uncured defaults known to it as and to the extent provided by the Trust Indenture Act of 1939.

Each year the Company will give the Trustee a statement by certain of the Company’s officers announcing that, to the best of their knowledge, the Company is not in default or, if default has occurred, describing the default.

(b) Authentication and Delivery of New Accounts; Use of Proceeds

The Accounts will be evidenced on the books and records of the Company. Physical certificates representing the Accounts will not be issued.

The Company will not receive any proceeds from the issuance of Accounts which is the result of a change in the interest rates payable on the Accounts, because the Accounts deemed issued as a result of such change in interest rate are deemed issued in exchange for existing Accounts.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

The Accounts are unsecured obligations of the Company. As such, the Accounts are not secured by any lien on any property.

(d) Satisfaction and Discharge of the Indenture

The Company may discharge is obligations under the Indenture if: (i) the Company has paid and discharged all amounts then owing in respect of all Accounts then outstanding; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent for discharge of the Indenture have been complied with.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, a certificate signed by the Chairman of the Board, a Vice Chairman of the Board, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company, stating whether or not to the best knowledge of the signers the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

9.	Other Obligors

Other than the Company, no other person is an obligor with respect to the Accounts.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)	Pages numbered 1 to 6, consecutively.

(b)	The statement of eligibility and qualification of the Trustee on Form T-1 (included as Exhibit T3G hereto).

(c)	The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description

Exhibit T3A	Eighth Amended and Restated Certificate of Incorporation of BlockFi Inc. (incorporated by reference to Exhibit T3A to the Company’s Form T-3 filed on April 4, 2022)

Exhibit T3B-1	Amended and Restated Bylaws of BlockFi Inc. (incorporated by reference to Exhibit T3B-1 to the Company’s Form T-3 filed on April 4, 2022)

Exhibit T3B-2	Amendment No. 1 to Amended and Restated Bylaws of BlockFi Inc. (incorporated by reference to Exhibit T3B-2 to the Company’s Form T-3 filed on April 4, 2022)

Exhibit T3C-1	Form of Indenture between BlockFi Inc. and Ankura Trust Company, LLC, as Trustee (incorporated by reference to Exhibit T3C to the Company’s Form T-3 filed on April 4, 2022)

Exhibit T3C-2	Form of Second Supplemental Indenture between BlockFi Inc. and Ankura Trust Company, LLC, as Trustee

Exhibit T3D	Not applicable

Exhibit T3E	Rate Change Announcement

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith)

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, BlockFi Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Jersey City, New Jersey, on the 26th day of May, 2022.

(Seal)			BlockFi Inc.

Attest:	/s/ Jonathan M. Mayers		By:	/s/ Tony Lauro II
	Name:	Jonathan M. Mayers		Name:	Tony Lauro II
	Title:	General Counsel and Secretary		Title:	Chief Financial Officer and Treasurer